Publication of an inside information according to Article 17 para. 1 of the Regulation (EU) No. 596/2014

Planegg/Munich, Germany, December 14, 2023

Ad hoc: MorphoSys AG Places New Shares From Cash Capital Increase with Gross Proceeds Of Approximately EUR 102.7 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) (the “Company”) resolved to increase its current share capital from EUR 34,231,943 to EUR 37,655,137 through a full utilization of its authorized capital 2023-II. Shareholders' pre-emptive rights were excluded. The 3,423,194 new ordinary bearer shares with no-par value (Stückaktien) (“New Shares”) have been placed with institutional investors at a placement price of EUR 30.00 per new share by way of an accelerated bookbuilding, resulting in gross proceeds of approximately EUR 102.7 million.
The New Shares shall be admitted to trading without a prospectus and included in the existing quotation for the Company's shares in the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) on the Frankfurt Stock Exchange and carry full dividend rights as from January 1, 2023. The delivery and the first day of trading of the New Shares is expected to occur on or around December 19, 2023.
The placement price represents a discount of 2.8% compared to the 5-day volume-weighted average price (XETRA) of the Company’s shares. As part of the transaction, the Company has agreed to a lock-up period of two months, subject to customary exceptions.
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END OF AD HOC RELEASE

Important Notice
This announcement may not be published, distributed or transmitted, directly or indirectly, in the United States of America (including its territories and possessions), Japan, Australia or any other jurisdiction where such announcement could be unlawful. The distribution of this announcement may be restricted by law in certain jurisdictions and persons who are in possession of this document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer of, or a solicitation of an offer to purchase, securities of the Company or of any of its subsidiaries in the United States of America, Germany or any other jurisdiction. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, an offer in any jurisdiction. The securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States or to a U.S. Person absent registration or an applicable exemption from the registration requirements under the Securities Act.

In the United Kingdom, this announcement is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc. (all such persons together being referred to as "Relevant Persons")). This document must not be acted on, or relied upon, by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

In member states of the European Economic Area the placement of securities described in this announcement is directed exclusively at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (Prospectus Regulation).

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the UK. For these purposes, a "Retail Investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MIFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of article 4(1) of MIFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the "PRIIPs Regulation") for offering or selling the convertible bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the convertible bonds or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation.

No action has been taken that would permit an offering or an acquisition of the securities or a distribution of this announcement in any jurisdiction where such action would be unlawful. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute a recommendation concerning the placement. Investors should consult a professional advisor as to the suitability of the placement for the person concerned.

The new shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws. Accordingly, the new shares have been offered and sold by way of private placements (i) in the United States, only to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and (ii) outside the United States, to eligible investors in offshore transactions in accordance with Regulation S under the Securities Act.

In member states of the European Economic Area ('EEA'), the placement of shares described in this announcement was only directed at persons who are 'qualified investors' within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (as amended, the 'Prospectus Regulation') ('Qualified Investors'). In the United Kingdom, the placement of shares described in this announcement was only directed at Qualified Investors who are persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the 'Order'), (ii) falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order, or (iii) to whom it may otherwise be lawfully communicated; any other persons in the United Kingdom should not take any action on the basis of this announcement and should not act on or rely on it.

Information to Distributors
Pursuant to EU product governance requirements, the shares have been subject to a product approval process, under which each distributor has determined that such shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II. Any distributor subsequently offering the shares is responsible for undertaking its own target market assessment in respect of the shares and determining appropriate distribution channels.

MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

For more information, please contact:
MorphoSys AG

Dr. Julia Neugebauer
Vice President, Global Investor Relations
Tel: +49 (0)89 / 899 27 179
julia.neugebauer@morphosys.com